UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of October, 2007
Commission File Number _001-15216
HDFC BANK LIMITED
(Translation of registrant’s name into English)
HDFC Bank House, Senapati Bapat Marg,
Lower Parel, Mumbai. 400 013, India
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-  Not Applicable          .

EXHIBIT INDEX
The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.
Exhibit I
Description
Communication dated 12th October, 2007 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating acquisition of shares of HDB Financial Services Limited and it becoming subsidiary of the Bank.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED

(Registrant)

Date: 12th October 2007	By IsI Vinod Yennemadi

Name: Vinod Yennemadi
Title: Country Head — Finance, Taxation, Administration and Secretarial

Exhibit 1
12th October, 2007
To
The New York Stock Exchange,
New York,
USA
Dear Sir / Madam,
Sub: Acquisition of shares of HDB Financial Services Limited
We wish to inform you that Bank has acquired 45,00,000 equity shares of (INR) Rs. 10/- each in HDB Financial Services Limited. Upon this acquisition of shares it has become subsidiary of the Bank.
This is for your information and record.
Thanking you,
Yours faithfully,
For HDFC Bank Limited
Sd/
Sanjay Dongre
Executive Vice — President (Legal) &
Company Secretary